Exhibit 21.1

HMS HOLDINGS CORP.

LIST OF SUBSIDIARIES

Subsidiary	State of Incorporation
Health Management Systems, Inc.	New York
HMS Business Services, Inc.(1)	New York
Permedion, Inc.(1)	New York
Reimbursement Services Group Inc.	New York
IntegriGuard, LLC (DBA — HMS Federal)	Delaware
HealthDataInsights, Inc.	Nevada
Allied Management Group Special Investigations Unit, Inc.	California

(1) Wholly-owned by Health Management Systems, Inc.